Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: OCI N.V.

Subject Companies: OCI N.V.; CF Industries

Holdings, Inc.

Form S-4 File Number: [•]

OCI N.V. Corporate Presentation

6 August 2015

Transaction Overview

Combination Creates Global Leader in Nitrogen

• Combination to create the world’s largest publicly traded nitrogen company

Highlights

• Approximately US$ 8 billion enterprise value

• CF will become a subsidiary of a new holding company domiciled in the United Kingdom

• OCI will contribute Dutch holding companies owning OCI Nitrogen, Iowa Fertilizer Company, OCI’s trading businesses (OCI Fertilizer Trading Ltd, OCI Fertilizer Trade & Supply BV), OCI’s 80% stake in OCI Partners LP

• OCI will also sell a 45% interest in Natgasoline1)

Structure

• OCI will receive shares equal to a fixed 25.6% of new CF and US$ 1,218 million consideration to be paid in a mix of cash and shares2)

Ownership approximately CF: 72.3%, OCI: 27.7% based on total cash consideration of US$ 668 million

• Most of OCI’s shares received in the combined entity will be distributed to its shareholders

• New corporation to be led by existing CF management team

• New corporation to have 10 Directors: 8 directors to continue from current CF board; 2 new directors:

Governance

Greg Heckman: former President and CEO Gavilon, current Member of the Board OCI N.V.

Alan Heuberger: Senior Manager, Bill & Melinda Gates Investments (BMGI)

• Approximately US$ 500 million of net annual run-rate synergies

Value • Combination allows both sets of shareholders to share in benefits of combination

Creation

• Strong balance sheet post-transaction will provide OCI with the financial flexibility to unlock further value from its retained fertilizer and chemical businesses

Timing • Subject to customary regulatory and shareholder approvals

• Closing expected to occur in 2016

1 Call option to new CF on the remaining equity post completion of the project

2 Final consideration mix (cash and new CF stock), and resulting ownership split to be determined at closing. Of the US$ 1,218 million consideration to be settled in cash and shares, US$ 518 million relates to the acquisition of a 45% stake in Natgasoline and will be settled in cash, and US$ 700 million will be settled in cash or shares at CF’s election. .

OCI N.V. Post-Transaction

Investment Case

Investment Highlights

OCI Post-Transaction:

OCI will continue to own 100% of Sorfert, EFC and BioMCN, 60% of EBIC, 55% of Natgasoline

OCI N.V. remains headquartered in Amsterdam and listed on Euronext Amsterdam

OCI’s management team remains at helm of Company and fully committed to drive next phase of growth

Investment track record: shareholder return IRR of c.40% on US$ basis achieved since listing in 1999

Major transformations through investments in value accretive businesses in past 15 years

Strategy focused on developing new investment opportunities to drive value creation

Supported by strong balance sheet:

Strong balance sheet will provide financial flexibility to unlock further value from retained businesses

Supports new investment opportunities, gives the company flexibility to tap into capital markets if and when needed

No debt at the corporate level

Significant upside potential from existing operations:

Sorfert building up to its full potential: strong free cash flow generation; deleveraging rapidly

Focus on improving capacity utilization at EFC and EBIC in Egypt to unlock value of high quality assets

OCI N.V. CORPORATE OVERVIEW

History and Value Creation

4

Company History

Period	Phase	Highlights
1950 - Present	Construction	▪ Established in the 1950s by Onsi Sawiris as a construction contractor in Egypt ▪ Developed into a leading industry player across the Middle East, Asia, USA and Europe
1996 - 2007	Cement Build-Up	▪ Developed cement group from a single production line in Egypt with capacity of 1.5 mtpa to become a top 10 worldwide producer by 2007 ▪ Portfolio comprised an emerging market-wide platform of nearly 44 mtpa spanning 12 countries
1999	IPO	▪ Floated on the Egyptian Exchange in 1999 at a value of c. $ 600 mn
2007	Cement Divestment	▪ Divested the cement business to Lafarge at an EV of $ 15 bn ▪ Distributed $ 11 bn in cash dividends and retained $ 2 bn which was seed money for fertilizer initiatives
2008-Present	Natural Gas Based Products	▪ Purchased EFC, increased its stake in EBIC to 60%, and started greenfield construction in Algeria ▪ Acquired Royal DSM N.V.'s Agro & Melamine businesses in 2010 ▪ Acquired and rehabilitated OCI Beaumont in 2011 and listed OCI Partners in October 2013 ▪ Started construction of IFCo, a c. 2mtpa production complex in Iowa, USA in November 2012 ▪ Established Natgasoline that will construct a world scale greenfield methanol plant in Beaumont, Texas
2013 - 2014	Transformation into OCI N.V.	▪ OCI N.V. lists on the NYSE Euronext Amsterdam and acquires OCI S.A.E. (former parent listed in Egypt) ▪ Started production at Sorfert in Algeria in August 2013
2015	Construction Demerger	▪ Orascom Construction demerged: $ 1.4 bn repayment of capital to OCI N.V. shareholders ▪ OCI N.V. becomes pure-play natural gas-based fertilizer & chemicals company
2016	Combination with CF Industries	▪ Combination of OCI's US and European fertilizers and methanol assets with CF Industries' global assets to create a global leader in nitrogen fertilizers

OCI

5

Investment Track Record

Creating Shareholder Value

OCI’s Shareholder Value Creation: 40% IRR 1999 IPO – Present

History of successful investments including:

– Cement (1996 – 2007): became top 10 global cement producer primarily through greenfield investments; sold the cement business to Lafarge at an EV of $ 15 bn and distributed $ 11 bn in cash dividends

– Ports: held BOT stake through construction of key port in Egypt and exited at 20.6x EV/EBITDA multiple

– Gavilon: sale of 18.1% stake in Gavilon, a commodity management firm, for a total consideration of US$ 666.7 million. OCI acquired a 20% stake in Gavilon in 2008 for US$ 340 million

– Fertilizer & Chemicals: retained $ 2 bn from the cement disposal to invest in the fertilizer & chemicals industries, growing from a single plant with capacity of 1.3 mtpa in 2008 to 8.4 mtpa by 2015 and further 4.2 mtpa under construction

History of successful acquisitions that have helped shape the current portfolio of fertilizer & chemicals activities:

– OCI Nitrogen in The Netherlands in 2010

– OCI Beaumont in 2011

Demerger of construction business (Orascom Construction) in March 2015

OCI N.V. POST TRANSACTION

OCI N.V. Post-Transaction

Overview of Assets

OCI Assets Post-Transaction

Sorfert (51%)

EFC (100%)

BIC (60%)

BioMCN (100%)

Natgasoline (55%)

Sorfert: largest integrated nitrogen fertilizer producer in Africa

Capable of producing 1.2 million tons urea and 1.6 million tons gross anhydrous ammonia per year

Egyptian Fertilizers Company: 1.55 million metric ton per year granular urea plant

Located in Ain Sokhna, Egypt

325 thousand metric ton per year urea ammonium nitrate blending unit added on-site in 2010

Egypt Basic Industries Corporation: 0.73 million metric ton per year anhydrous ammonia plant

Located in Ain Sokhna, Egypt

Owns and is connected by pipeline to two 40 thousand metric ton refrigerated ammonia storage tanks next to the loading jetty at Sokhna Port

440 ktpa methanol producer

Pioneer in bio-methanol production based in the Netherlands

World-scale methanol production complex under construction in Beaumont, Texas

Expected to have a capacity of up to approximately 1.75 million metric tons per year, and is scheduled for completion in 2017

It will be the largest methanol production facility in the United States based on nameplate capacity

OCI N.V. Post-Transaction

4 Operating Production Facilities in 3 Countries and 1 Under Construction

BioMCN (Netherlands) Egyptian Fertilizers Company Egypt Basic Industries Corp. (EFC) (EBIC)

440 ktpa of methanol

1.55 mtpa of urea 730 ktpa of ammonia (operational)

430 ktpa of methanol (mothballed)

Egyptian Fertilizer Company

Sorfert, Algeria

Largest fertilizer complex in Africa

Natgasoline LLC Sorfert Algérie

Under construction 800 ktpa of sellable Planned capacity: ammonia

1.75 mtpa of 1.26 mtpa of urea methanol

Natgasoline – aerial site view

OCI N.V. Post-Transaction

Upside Potential from Egyptian Operations

EFC—Overview

Egypt’s largest private granular urea producer

Two identical plants producing total of c.840 thousand metric tons per year of captive anhydrous ammonia and 1.55 million metric tons per year of granular urea Also has 325 thousand metric ton per year Urea Ammonium Nitrate (UAN) blending unit, installed in 2010

EBIC—Overview

730 thousand metric ton per year export focused merchant anhydrous ammonia production facility located in Ain Sokhna, Egypt Production process between EFC and EBIC streamlined wherever possible; sharing of some utilities, primarily electricity and waste water

Focus on Improving Capacity Utilization

Egyptian government has taken a number of steps to address gas supply issue:

First shipments of imported LNG arrived in April 2015 which has improved supply to the fertilizer industry

Second floating regasification unit will arrive in Egypt by the end of September

Positive announcements by oil & gas majors on the development of the natural gas industry in Egypt

Expect improved natural gas supply

Significant upside potential for our Egyptian operations

EFC and EBIC remain globally competitive:

Blended cost (domestic + gas imports) to government below levels charged to industry

Formula-based pricing natural gas feedstock cost to OCI

OCI N.V. Post-Transaction

Sorfert Ramping Up to Full Potential, Deleveraging Rapidly

Plant Overview

1.26 mtpa urea and 1.8 mtpa gross ammonia export-focused

production complex in Algeria

New facility, started up at end-2013

OCI ownership 51%, Sonatrach 49%

Strategic location with easy port access

Largest integrated nitrogen fertilizer producer in Africa

Strong Cash Flow Generation

Sorfert ramping up successfully:

1.4 million metric tons of ammonia and urea sold in 2014

Running at times above design capacity and on track to reach full potential in 2015

Sorfert benefits from a competitive low price long-term gas

contract

Sorfert building up to full potential

Significant contributor to Consolidated Group EBITDA in 2014

Rapid deleveraging in Sorfert set to continue as a result of strong cash flow generation and devaluation of DZD

BioMCN

Unlocking Strategic Value

BioMCN Overview

OCI acquired BioMCN in June 2015 for EUR 15M

BioMCN is one of Europe’s largest methanol producers and a pioneer in bio-methanol Consists of two plants, of which one operational (440 ktpa) and one mothballed (430 ktpa) The plant site is located at the Chemical Park Delfzijl, The Netherlands, is connected to the national natural gas grid and has easy logistical access to major European end markets via road, rail, barge and sea freight BioMCN sources bio-gas from waste digestion plants through the

Dutch national gas grid by purchasing bio-gas certificates to label methanol as biomethanol

Strategic Location in The Netherlands

Strategic Value

Low investment cost for entry into European market, 15

– 20% market share

Methanol consumption in Western Europe is currently more than 7 mtpa , of which more than 5 mtpa is imported— deficit is expected to continue to increase for foreseeable future.

Entry into the biomethanol market

Weaker European natural gas market will lower future

feedstock costs

Natgasoline LLC

Greenfield – Scheduled for Completion in 2017

Natgasoline LLC

World scale greenfield methanol production complex currently under development Expected to produce approximately 1.75 million metric tons of methanol per year Located in Beaumont, Texas, on plot adjacent to OCI Beaumont

Air Liquide Global E&C Solutions will supply proven Lurgi MegaMethanol® process technology, which was developed for world-scale methanol plants with capacities greater than one million metric tons per annum

Agreement with Air Liquide to purchase oxygen and other industrial gases over the fence

Construction Progress

Engineering more than 70% complete, with total EPC progress 21% as of 30 June 2015

Texas Commission on Environmental Quality (TCEQ) and EPA permits have been received

Procurement of long lead items has been completed

Permanent construction has begun, two piling rigs have been mobilized and piling program is forecast for completion in September 2015

Focus for rest of 2015 will be steel structure, underground activities and finalizing detailed engineering and procurement

Listing Information

OCI N.V. Listing Information

Listing Information

Headquartered in Amsterdam, The Netherlands

Trading on Euronext Amsterdam since 25 January 2013 (NYSE Euronext: OCI)

Number of shares: 210,113,854

Demerger of Construction business effective 9 March 2015:

$ 1.4 bn repayment of capital to OCI N.V. shareholders, equivalent to c.EUR 6 per share

Market cap: EUR 6.3 billion as at 4 August 2015

Options trading: Euronext introduced options on OCI N.V. shares as of 13 December 2013 Index inclusions: trading as part of the AEX, STOXX Europe 600, Euronext 100 indices OCI Partners: listed 21.7% of the Master Limited Partnership (MLP) on NYSE on 4 October 2013

Following capital contributions in exchange for common units in 2014 and 2015, OCI N.V. owns 79.88%

Disclaimer

Forward Looking Statements

Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address certain plans, activities or events which OCI expects will or may occur in the future and relate to, among other things, the business combination transactions involving OCI, the new holding company and CF, financing of the proposed transactions, the benefits, effects and timing of the proposed transactions, future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions. Various risks, uncertainties and other factors could cause actual results to differ materially from those expressed in any forward-looking statement, including the possibility that the various closing conditions for the transactions may not be satisfied or waived, including the ability to obtain regulatory approvals of the transactions on the proposed terms and schedule; the risk that competing offers will be made; the failure of OCI or CF shareholders to approve the transactions; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of the combined company following completion of the proposed transactions; the combined company’s ability to achieve the cost savings and synergies contemplated by the proposed transactions within the expected time frame; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees or suppliers; changes in tax laws or interpretations, including but not limited to changes that could increase the new holding company’s or CF’s consolidated tax liabilities, or that would result, if the transactions were consummated, in the new holding company being treated as a domestic corporation for U.S. federal tax purposes, or that could impose U.S. federal income taxes in connection with the spin-off from OCI; and general economic conditions that are less favorable than expected. Consequently, all of the forward-looking statements made by OCI, the new holding company or CF in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled “Forward Looking Statements” and “Risk Factors” in CF’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) up to the date hereof, which are available at the SEC’s website http://www.sec.gov.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither OCI, the new holding company, nor CF undertake to update or revise these forward-looking statements even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law.

Disclaimer

IImportant Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transactions, the new holding company will file with the SEC a registration statement on Form S-4 that will include as prospectuses a shareholder circular of OCI and a preliminary proxy statement of CF. After the registration statement has been declared effective by the SEC, the shareholder circular/prospectus will be mailed to OCI shareholders and a definitive proxy statement/prospectus will be mailed to CF shareholders. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE DOCUMENTS (INCLUDING ALL

AMENDMENTS AND SUPPLEMENTS THERETO), AND ALL OTHER DOCUMENTS RELATING TO THE TRANSACTIONS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. You may obtain a copy of the shareholder circular/prospectus and the proxy statement/prospectus (when available) and other related documents filed by OCI, the new holding company and CF with the SEC regarding the proposed transactions, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to OCI’s Investor Relations department at investor.relations@oci.nl, tel. +31 6 1825 1367, or to CF’s Investor Relations department at investorrelations@cfindustries.com, tel. +1-847-405-2550. Copies of the shareholder circular/prospectus, the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein (when available) can also be obtained, free of charge, through OCI’s website at www.oci.nl under the heading “Investor Relations” and through CF’s website at www.cfindustries.com under the heading “CF Industries (CF) Investors” and then under the heading “SEC Filings”.

Participants in the Solicitation

OCI, the new holding company, CF and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed transactions will be set forth in the proxy statement/prospectus/shareholder circular when it is filed with the SEC. You can find information about OCI’s executive and non-executive directors in its 2014 annual report filed on April 29, 2015 available on OCI’s website at www.oci.nl under the heading “Investor Relations” and about CF’s directors and executive officers in its definitive proxy statement filed with the SEC on April 2, 2015. You can obtain free copies of these documents from OCI or CF using the contact information above.

For OCI N.V. investor relations enquiries contact:

Hans Zayed hans.zayed@oci.nl

T +31 (0) 6 18 25 13 67

OCI N.V. corporate website: www.oci.nl